UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 13, 2020

(Exact name of registrant as specified in its charter)

Delaware	001-13695	16-1213679
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification
incorporation)		No.)

5790 Widewaters Parkway, DeWitt, New York	13214
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (315) 445-2282

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	CBU	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b), (c), (e)

On March 16, 2020, Community Bank System, Inc. (the “Company”) announced that Scott A. Kingsley will retire from his position as Executive Vice President and Chief Operating Officer of the Company, effective June 30, 2020. Mr. Kingsley, the Company, and its subsidiary, Community Bank, N.A. (the “Bank”) have entered into a Retirement and Release Agreement (the “Kingsley Agreement”), dated as of March 13, 2020, pursuant to which, following Mr. Kingsley’s execution (and non-revocation) of a release of claims and continued compliance with the Kingsley Agreement, Mr. Kingsley will be provided with (i) cash severance in an aggregate amount equal to one and one-half (1.5) times the sum of his base salary and expected Management Incentive Plan (“MIP”) payment for the 2019 plan year, and (ii) accelerated vesting of certain equity awards. In addition, the Company will transfer to Mr. Kingsley ownership of the Company-owned automobile currently assigned to him for his use. Mr. Kingsley will continue to be bound by the restrictive covenants in his existing employment agreement with the Company and the Bank (including a 1-year post-employment non-compete, a 2-year post-employment non-solicit of customers, employees, and service providers (including a no-hire), and a perpetual confidentiality covenant).

The Company further announced that Joseph F. Serbun, currently the Company’s Executive Vice President and Chief Credit Officer, was promoted and appointed Chief Banking Officer, effective as of March 16, 2020, assuming responsibility for the Company’s banking business. Mr. Serbun, 59, joined the Bank in 2008 as Credit Officer Team Leader and has served as Executive Vice President and Chief Credit Officer since June 2018 (and as Senior Vice President and Chief Credit Officer from 2010 to June 2018). His current Employment Agreement, dated January 1, 2019, was amended to reflect Mr. Serbun’s expanded duties as the Executive Vice President and Chief Banking Officer of the Company and the Bank and his base salary was adjusted to an annual rate of $400,000, which will be reviewed and may be adjusted in future years in accordance with the Company’s regular payroll practices for executive employees (the “Serbun Amendment”). The other material terms of Mr. Serbun’s Employment Agreement remain unchanged and the term of the agreement continues to December 31, 2021.

The foregoing descriptions of the Kingsley Agreement and the Serbun Amendment do not purport to be complete and are qualified in their entirety by reference to the copies of the Kingsley Agreement and the Serbun Amendment, which are attached hereto as Exhibit 10.1 and 10.2, respectively, and incorporated by reference into this Current Report on Form 8-K.

Item 8.01	Other Events

On March 16, 2020, the Company issued a press release announcing Mr. Kingsley’s retirement and Mr. Serbun’s appointment as Chief Banking Officer, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference into this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits

(d)   Exhibits

10.1 Retirement and Release Agreement, dated March 13, 2020, by and among Community Bank System, Inc., Community Bank, N.A. and Scott A. Kingsley.

10.2 Amendment to Employment Agreement, dated March 13, 2020, by and among Community Bank System, Inc., Community Bank, N.A. and Joseph F. Serbun.

99.1 Press Release, dated March 16, 2020, issued by Community Bank System, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Community Bank System, Inc.

	By:	/s/ George J. Getman
Name: George J. Getman
Title: EVP and General Counsel

Dated: March 19, 2020

EXHIBIT INDEX

Exhibit No.	Description

10.1	Retirement and Release Agreement, dated March 13, 2020, by and among Community Bank System, Inc., Community Bank, N.A. and Scott A. Kingsley

10.2	Amendment to Employment Agreement, dated March 13, 2020, by and among Community Bank System, Inc., Community Bank, N.A. and Joseph F. Serbun

99.1	Press Release, dated March 16, 2020, issued by Community Bank System, Inc.